UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2023

Commission File Number: 001-39810

IDEX Biometrics ASA

(Translation of registrant’s name into English)

Dronning Eufemias gate 16

Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Other Events

On April 26, 2023, IDEX Biometrics ASA (the “Company”) published its Norwegian Annual Report and Executive Remuneration Report for the year ended December 31, 2022. The Norwegian Annual Report and Executive Remuneration Report are furnished herewith as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K.

The information with respect to Other Events contained in this Report on Form 6-K and Exhibits 99.1 and 99.2 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this Report on Form 6-K and in our other filings with the United States Securities and Exchange Commission (the “SEC”), including the risk factors set forth in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 26, 2023. Our business, financial condition, results of operations and growth prospects could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described in our Annual Report and our other SEC filings.

EXHIBIT LIST

Exhibit	Description

99.1	Annual Report for the year ended December 31, 2022
99.2	Executive Remuneration Report for the year ended December 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDEX BIOMETRICS ASA

Date: April 27, 2023	By:	/s/ Vincent Graziani
Name: Vincent Graziani
Title: Chief Executive Officer